UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

RECD S.E.C.
JUN 10 2002
1086

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

02039705

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
JUN 14 2002
THOMSON
FINANCIAL

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On June 7, 2002, a Second Supplementary Bidder's Statement was lodged with the Australian Securities & Investments Commission. A schedule to the Second Supplementary Bidder's Statement contains corrections to the Bidder's Statement and Offer filed with the Australian Securities & Investments Commission by Placer Dome on May 27, 2002.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

SECOND SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**"). A previous Supplementary Bidder's Statement by the Bidder relating to the Original Statement was lodged with ASIC on 27 May 2002. Terms having a defined meaning in the Original Statement have a corresponding meaning in this Statement.

Minor Changes to Bidder's Statement

In the course of typesetting the Original Statement prior to its mailing to AurionGold shareholders, various typographical changes and minor errors were identified.

On 7 June 2002, ASIC granted the Bidder its consent pursuant to paragraph 3(a)(ii) of Schedule D of Class Order 00/344 to despatch of an amended Bidder's Statement incorporating these changes within 14 to 28 days after the Original Statement was sent to AurionGold (27 May 2002). Attached is a Schedule setting out these changes which will be incorporated in the amended Bidder's Statement despatched to AurionGold shareholders.

Dated: 7 June 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 7 June 2002.

/s/Peter Tomsett
Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 7 June 2002. Neither ASIC nor any of its officers takes any responsibility for the contents of this Statement.

SCHEDULE

Corrections to the Bidder's Statement dated 27 May 2002 issued by Placer Dome Asia Pacific Limited

1 Page 1, paragraph 5, lines 1 and 2, replace "*AurionGold*" with "*Placer Dome*".

2 Page 1, paragraph 8, line 1, after "*Placer Dome*" insert "*or the Bidder*".

3 Page 6, paragraph 3, line 9, replace "*24 May 2002*" with "*27 May 2002*" and replace "*330,096,216*" with "*330,462,225*".

4 Page 7, paragraph 2, line 1 replace "*net*" with "*total*".

5 Page 7, paragraph 5, line 2 delete "*on*".

6 Page 11, table, column 3 headed "*2001*", in the row headed "*Mineral Reserves as at 31 Dec (millions of ounces)*", replace "*44.4*" with "*44.5*".

7 Page 11, paragraph 3, line 7, after "*Australia*" insert "*and Jakarta, Indonesia*".

8 Page 21, paragraph 1, line 5, replace "*US$83*" with "*US$121*".

9 Page 23, paragraph 10, line 4, after "*replace the ball*" *replace* "*mill*" with "*ring*".

10 Page 29, paragraph 4, line 2, replace "*Buttle*" with "*Butte*".

11 Page 30, in the map on the left hand side of the page, replace "*Buttle*" with "*Butte*".

12 Page 37, paragraph 3, line 4, replace "*$167*" with "*$170*".

13 Page 42, paragraph 4, line 2, replace "*$179*" with "*$207*".

14 Page 45, paragraph 1, line 4, replace "*GSR*" with "*NSR*".

15 Page 53, in the table at the bottom of the page, row 9 headed "*Cash Costs (U$/oz)*[(2)]", insert footnote reference "[*(4)*]" after footnote reference "[(2)]" and replace "*204*" with "*213*", "*226*" with "*233*" and "*162*" with "*174*".

16 Page 54, after footnote (3) insert as a footnote "*(4) Effective 1 January 2002 Placer Dome is classifying amortisation of deferred stripping costs as cash costs instead of non-cash costs in accordance with the revised disclosures under the Gold Institute's standard. Prior years' production costs have been restated for comparative purposes.*"

17 Page 63, paragraph 4, points (a), (b) and (c), replace "*note 15*" with "*note 18*".

18 Page 64, paragraph 4, line 6, delete "*foreign currency*".

19 Page 67, paragraph 4, line 3, replace "*US$177*" with "*US$178*" and "*US$232*" with "*US$234*".

20 Page 68, table:

- column 9 (headed "*Cash*"), in the first line of the row headed "*TOTAL GOLD*", replace "*173*" with "*178*" and in the second line of the row headed "*Zaldivar*", replace "*0.43*" with "*0.42*"; and
- column 10 (headed "*Total*"), in the first line of the row headed "*Bald Mountain*", replace "*258*" with "*242*" and in the first line of the row titled "*TOTAL GOLD*", replace "*231*" with "*234*".

21 Page 69, paragraph 1, line 5, replace "*67%*" with "*15%*".

22 Page 69, paragraph 1, lines 6 to 8, delete "*The increase in unit cash cost is also due to the reclassification of deferred stripping amortisation expense from non-cash to cash cost (the amount of deferred stripping cost in 2001 was US$38/oz).*"

23 Page 69, paragraph 3, line 6, replace "*stopping*" with "*stoping*".

24 Page 70, paragraph 6, line 3, replace "*US$230*" with "*US$280*".

25 Page 72, paragraph 6, line 1 of the first bullet point, replace "*asets*" with "*assets*".

26 Page 76, paragraph 1, line 1 replace "*, 30 June 2001 and 31 December 2000*" with "*and 30 June 2001*".

27 Page 86, table, column 1 headed "*Operation*", after "*Operation*" insert "*".

28 Page 86, below the table, insert "* *These figures do not include any production from the Centaur Assets recently acquired by Goldfields as Goldfields does not consider it yet has a reasonable basis for including such numbers based on the information available to it as at the date of this Information Memorandum.*"

29 Page 95, paragraph 4, line 2, replace "*Allen*" with "*AurionGold*".

30 Page 101, paragraph 5, line 1 of the first bullet point, replace "*predicated*" with "*predicted*".

31 Page 102, paragraph 4, line 5, after "*counterparty to a hedge*" insert "*or forward sale*".

32 Page 106, paragraph 5, line 2, replace "*expending*" with "*expanding*".

33 Page 109, final paragraph, line 1, replace "*330,096,216*" with "*330,462,225*".

34 Page 110, paragraph 8, line 1, replace "*continued*" with "*constituted*".

35 Page 120, paragraph 3, line 7, after "*partly cumulative or*" replace "*partly cumulative*" with "*non-cumulative*".

36 Page 123, first table, column 4, row 3, replace "*4.4%*" with "*4.5%*".

37 Page 129, paragraph 6, line 1, replace "*24 May 2002*" with "*27 May 2002*".

38 Page 130, paragraph 4, line 17, replace "*end*" with "*commencement*".

39 Page 133, paragraph 6, replace "*1800 00 9696*" with "*1800 222 212*" and replace "*International (for USA, Canada, NZ, South Africa, Singapore, HK, Japan, South Korea, UK, excluding Irish Republic): 1800 4200 0000; International (All other countries: +61 3 9221 9755; Emergency Helpline: +61 3 9221 9755" with "International: +612 9353 2055*".

40 Page 134, paragraph 3, line 2, replace "*Investigating Accountant Report*" with "*Independent Accountant's Report*".

41 Page 148, paragraph 8, line 1, replace "*Perpectual*" with "*Perpetual*".

42 Page 149, clause 5.2(a), line 3, replace "*2.3 and 2.4*" with "*2.2*".

43 Annexure 1, page 1, paragraph 1, line 4 after "*Pacific Limited*" insert "*(the "Bidder")*".

44 Annexure 1, paragraph 2, line 1 replace "*PDI*" with "*the Bidder*".

45 Annexure 1, paragraph 4, line 2 replace "*and as a result is required to prepare*" with "*, prepares its*".

46 Annexure 1, paragraph 4, line 3, replace "*file*" with "*files*".

47 Annexure 1, page 2, final paragraph, line 5, delete "*legal and*".

48 Annexure 4, page 1, third bullet point, line 3 after "*Due to the limited*" insert "*and summarised*".

49 Annexure 4, page 2, third bullet point, line 1, delete "*presented, as*".

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

June 10, 2002